EXHIBIT 99.1

Unaudited Pro Forma Condensed Combined Statement of Loss for the year ended December 31, 2021

	Amryt	Chiasma	Chiasma			Pro forma combined
	consolidated loss	consolidated loss	consolidated loss			consolidated loss
	for the year ended	for the period to	for the period from			for the year ended
	December 31, 2021	June 30, 2021	July 1 to August 5, 2021	Adjustments	Notes	December 31, 2021
	IFRS	U.S. GAAP	U.S. GAAP			IFRS
	(US$ in thousands, except share and per share data)
Revenue	222,543	5,852	159	—		228,554
Cost of product sales	(52,758)	(225)	(26)	—		(53,009)
Amortization of acquired intangibles	(48,944)	—	—	(8,849)	3a	(57,793)
Amortization of inventory fair value step-up	(4,417)	—	—	(3,183)	3b	(7,600)
Total cost of sales	(106,119)	(225)	(26)	(12,032)		(118,402)
Gross profit	116,424	5,627	133	(12,032)		110,152

Selling, general and administrative expenses	(91,995)	(30,125)	(12,269)	2,770	3c	(131,619)
Research and development expenses	(37,729)	(8,923)	(1,356)	523	3d	(47,485)
Restructuring and acquisition costs	(16,947)	—	—	—		(16,947)
Share based payment expense	(8,341)	—	—	(5,053)	3e	(13,394)

Operating loss before finance expense	(38,588)	(33,421)	(13,492)	(13,792)		(99,293)

Non-cash change in fair value of contingent consideration	18,407	—	—	—		18,407
Non-cash contingent value rights finance expense	41,525	—	—	—		41,525
Net finance expense - other	(27,906)	(16,774)	(31,061)	47,910	3f	(27,831)

Loss on ordinary activities before taxation	(6,562)	(50,195)	(44,553)	34,118		(67,192)

Tax credit/(charge) on loss on ordinary activities	7,562	(209)	(1)	2,892	3g	10,244

Profit/(Loss) for the period attributable to the equity holders of the company	1,000	(50,404)	(44,554)	37,010		(56,948)

Earnings/(Loss) per share - basic and diluted, attributable to ordinary equity holders of the parent (US$)	0.00					(0.18)

Weighted-average number of ordinary shares in issue	235,852,023					319,814,747

Notes to Unaudited Pro Forma Condensed Combined Statement of Loss for the Year Ended December 31, 2021

1. Basis of preparation

The Pro Forma Financial Information set forth herein is based upon Amryt Pharma plc's (“Amryt”) consolidated financial statements and Chiasma Inc's (“Chiasma”) consolidated financial statements. The Pro Forma Financial Information has been prepared to illustrate the effects of the transaction, including the financing structure established to fund the transaction, as if it had occurred on January 1, 2021. The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined company's financial position or results of operations that would have been realized had the transaction occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the transaction.

The transaction has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, which requires that one of the two companies in the transaction be designated as the acquirer for accounting purposes based on the evidence available. Amryt is treated as the accounting acquirer. Any excess of the purchase price over the identified assets acquired and liabilities assumed has been recognized as goodwill. The Unaudited Pro Forma Condensed Combined Statement of Loss has been prepared based on the purchase price allocation of the assets acquired and liabilities assumed of Chiasma following an independent valuation of the fair value of assets and liabilities assumed.

2. Accounting policy conformity change

Amryt's consolidated financial statements were prepared in accordance with IFRS. Chiasma's consolidated financial statements were prepared in accordance with U.S. GAAP. The Unaudited Pro Forma Condensed Combined Statement of Loss includes adjustments to convert the financial information of Chiasma from U.S. GAAP to IFRS and to align Chiasma's accounting policies to those applied by Amryt.

3. Pro forma adjustments

The following adjustments have been reflected in the Unaudited Pro Forma Condensed Combined Statement of Loss for the year ended December 31, 2021:

a) An adjustment to non-cash amortization expense of $8.8 million has been included in the Unaudited Pro Forma Condensed Combined Statement of Loss based on the fair values of Chiasma's identified intangible assets using the Multi-Period Excess Earnings Method. The related weighted-average useful life is 14.5 years.

b) An adjustment to non-cash amortization expense of $3.2 million has been included in the Unaudited Pro Forma Condensed Combined Statement of Loss based on the fair values of Chiasma's identified inventory and the uplift per unit sold using the comparative sales valuation method.

c) Adjustment to selling, general and administrative expenses of $2.8 million consists of reclassification of Chiasma share based payment expense to conform with Amryt financial statement presentation.

d) Adjustment to research and development expenses of $0.5 million consists of reclassification of Chiasma share based payment expense to conform with Amryt financial statement presentation.

e) Adjustment to share based payment expenses of $5.1 million consists of:

(i) increase in share-based payment expense of $3.3 million related to the reclassification of share-based payment expense from selling, general and administrative expenses of $2.8 million and from research and development expenses of $0.5 million to conform with Amryt financial statement presentation; and

(ii) increase in Chiasma share based payment expense of $1.8 million as a result of the conversion of Chiasma financial information from U.S. GAAP to IFRS. Under U.S. GAAP, Chiasma elected to apply the straight-line approach to recognize compensation cost over the requisite service period for the entire award. IFRS requires compensation cost to be recognized in accordance with the accelerated method, resulting in a higher proportion of cost being allocated to the earlier years. In addition, under U.S. GAAP Chiasma had made the accounting policy election to recognize forfeitures of the awards as they occur. IFRS requires the Company to estimate the number of awards expected to be forfeited and only recognize expense for the options expected to vest.

f) With effect from the start of the period of the Unaudited Pro Forma Condensed Combined Statement of Loss, due to the planned repayment of the Revenue Interest Financing Agreement on closing of the transaction, finance charges of $47.9 million related to Chiasma have been eliminated, including interest expense on the deferred royalty obligation of $5.4 million, accretion of debt discount of $3.4 million, change of control expense of $41.0 million, and a fair value of derivative adjustments credit of ($1.9 million).

g) The tax credit on loss on ordinary activities of $2.9 million relates to the change in the deferred tax liability due to the amortization of the fair value uplift on intangible assets.